August 25, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (212) 969-2386

Robert H. Joseph, Jr.
Senior Vice President and Chief Financial Officer
AllianceBernstein Holding L.P.
1345 Avenue of the Americas
New York, New York 10105

Re: AllianceBernstein Holding L.P.
Form 10-K filed February 24, 2006
File No. 001-09818

Dear Mr. Joseph:

      We have completed our review of your Form 10-K as well as the Form 10-K of AllianceBernstein LP., File Number 000-29961 and related filings. We have no further comments on either of these filings at this time.

      Sincerely,

      Donald A. Walker
      Senior Assistant Chief Accountant